Exhibit (a)(2)

May 27, 2011

Dear Orthovita, Inc. Shareholder:

We are pleased to inform you that on May 16, 2011, Orthovita, Inc. (“Orthovita”) entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Stryker Corporation, a Michigan corporation (“Stryker”), and Owl Acquisition Corporation, a Delaware corporation and an indirect wholly-owned subsidiary of Stryker (the “Purchaser”).

Under the terms of the Merger Agreement, the Purchaser is today commencing a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of Orthovita (the “Common Stock”) at a price of $3.85 per share, net to the seller in cash, without interest thereon and less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase and related materials enclosed with this letter. Unless subsequently extended, the tender offer is currently scheduled to expire at 12:00 midnight, New York City time, at the end of Friday, June 24, 2011. Following the successful completion of the cash tender offer, the Purchaser will merge with and into Orthovita, and all of the shares of Common Stock not purchased in the tender offer (other than shares of Common Stock held (i) by Orthovita or any wholly-owned subsidiary of Orthovita or by Stryker or the Purchaser, which shares will be canceled and cease to exist or (ii) by shareholders who validly exercise dissenters rights under Pennsylvania law, if applicable, with respect to such shares) will be canceled and converted into the right to receive $3.85 or any greater per share price paid in the tender offer, without interest thereon and less any applicable withholding taxes.

The Orthovita board of directors by a unanimous vote of those voting at a meeting at which all of the directors of Orthovita were present (i) determined that the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger, are advisable, fair to, and in the best interests of, the shareholders of Orthovita and (ii) approved and adopted the Merger Agreement and the transactions contemplated thereby, including the tender offer and the merger. Orthovita’s board of directors recommends, by a unanimous vote of the directors who voted, that Orthovita’s shareholders accept the tender offer and tender their shares of Common Stock to the Purchaser pursuant to the tender offer and, if necessary, approve and adopt the Merger Agreement.

In arriving at its recommendation, the board of directors of Orthovita gave careful consideration to a number of factors that are described in the Solicitation/Recommendation Statement on Schedule 14D-9, as filed with the Securities and Exchange Commission on May 27, 2011, that accompanies this letter. Also accompanying this letter is a copy of the Purchaser’s Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares of Common Stock. These documents set forth the terms and conditions of the Purchaser’s tender offer and provide instructions as to how to tender your shares of Common Stock. We urge you to read each of the enclosed materials carefully.

Sincerely,

Antony Koblish

President and Chief Executive Officer

Orthovita, Inc.

Enclosures